UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13G/A*
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                               (Amendment No. 1)*

                              i2 Technologies, Inc.
                                (Name of Issuer)

                        Common stock, $0.00025 par value
                         (Title of Class of Securities)

                                    465754208
                                 (CUSIP Number)

                                December 31, 2009
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G/A is filed:
     [ ] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)





                               (Page 1 of 7 Pages)

----------------
         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 465754208                13G/A                   Page 2 of 7 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                    Centaurus Capital LP
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                      United Kingdom
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                      -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                     854,291
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                      -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                      854,291
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                      854,291
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                      3.7%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                      PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 465754208              13G/A                    Page 3 of 7 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                              Centaurus Capital Limited
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                      United Kingdom
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                      -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                      854,291
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                      -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                      854,291
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                      854,291
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                      3.7%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                      OO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 465754208                 13G/A                    Page 4 of 7 Pages

Item 1(a).     Name of Issuer:

            The name of the issuer is i2 Technologies, Inc. (the "Company").

Item 1(b).     Address of Issuer's Principal Executive Offices:

     The Company's principal executive offices are located at 11701 Luna Road, Dallas, Texas, 75234.

Item 2(a).     Name of Person Filing:

     This statement is filed by:

          (i) Centaurus Capital LP, a United Kingdom limited partnership ("Centaurus"), which serves as investment manager to Centaurus International Risk Arbitrage Master Fund Limited ("CIRAF") and certain managed accounts, with respect to the shares of Common Stock directly owned by CIRAF and the managed accounts; and

          (ii) Centaurus Capital Limited, a corporation organized under the laws of the United Kingdom ("CCL"), which serves as the general partner to Centaurus, with respect to the shares of Common Stock directly owned by CIRAF and the managed accounts.

     The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).     Address of Principal Business Office or, if None, Residence:

     The address of the business office of each of the Reporting Persons is 33 Cavendish Square, 16th Floor, London, W1G OPW, United Kingdom.

Item 2(c).     Citizenship:

     Centaurus is a limited partnership organized under the laws of the United Kingdom. CCL is a corporation organized under the laws of the United Kingdom.


Item 2(d).     Title of Class of Securities:

     Common stock, $0.00025 par value (the "Common Stock").

CUSIP No. 465754208                  13G/A                    Page 5 of 7 Pages

Item 2(e).  CUSIP Number:

   465754208

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

          (a) [ ]  Broker or dealer registered under Section 15 of the Act,

          (b) [ ]  Bank as defined in Section 3(a)(6) of the Act,

          (c) [ ]  Insurance Company as defined in Section 3(a)(19) of the
                   Act ,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

          (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(ii)(G),

          (h) [ ] Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act,

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to 13d-1(c), check this box: [x]


Item 4.   Ownership.

     A. Centaurus Capital LP

          (a)  Amount beneficially owned: 854,291
          (b) Percent of class: 3.7%. The percentages used herein and in the rest of this Schedule 13G/A are calculated based upon the 22,784,906 shares of Common Stock issued and outstanding as of November 2, 2009 as reported in the Form 10-Q filed by the Company on November 6, 2009.
          (c)(i) Sole power to vote or direct the vote: -0-
            (ii) Shared power to vote or direct the vote:  854,291
           (iii) Sole power to dispose or direct the disposition:  -0-
           (iv) Shared power to dispose or direct the disposition:  854,291

CUSIP No. 465754208                  13G/A                    Page 6 of 7 Pages


     B. Centaurus Capital Limited
          (a)  Amount beneficially owned: 854,291
          (b)  Percent of class: 3.7%
          (c)(i) Sole power to vote or direct the vote:  -0-
            (ii) Shared power to vote or direct the vote: 854,291
           (iii) Sole power to dispose or direct the disposition: -0-
            (iv) Shared power to dispose or direct the disposition: 854,291


Item 5.  Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.


Item 8.  Identification and Classification of Members of the Group.

     Not applicable.


Item 9.  Notice of Dissolution of Group.

     Not applicable.


Item 10. Certification.

     Each of the Reporting Persons hereby makes the following certification:

          By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 465754208                  13G/A                   Page 7 of 7 Pages


                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  January 13, 2010

                                    Centaurus Capital LP

                                      By: Centaurus Capital Limited,
                                          its General Partner

                                          /s/ Paul Leary
                                          ------------------------
                                          Name:  Paul Leary
                                          Title: Director


                                    Centaurus Capital Limited

                                          /s/ Paul Leary
                                          ------------------------
                                          Name:  Paul Leary
                                          Title: Director